Exhibit 99.2

Hi everyone,

My name is Grace Harlow, and I am an appraiser on the Masterworks acquisitions team.

Our latest offering, titled “xTxrxaxnxsxpxaxrxexnxtx xFxixgxuxrxexsx,” is a dynamic, large-scale example of George Condo’s cubist-inspired figural compositions, which belongs to the artist’s ongoing series of what he calls “Drawing Paintings.”

George Condo is one of the most celebrated and influential contemporary artists working today. His works are held in the permanent collections of major international museums, including the Museum of Modern Art, the Whitney Museum of American Art, the National Gallery of Art in Washington D.C, Tate Modern in London and the Centre Pompidou in Paris, among others. The artist’s cultural relevance and recognition has also translated into commercial success. In 2021, George Condo ranked in the top 30 artists, with total auction turnover in excess of $75 million, inclusive of buyer’s premium.

To find potential investment opportunities from the artist, our acquisitions team is actively sourcing works by George Condo, and has been offered over 200 examples from around the world, some of which are in excess of $6 million. Of these 200 works, we have carefully selected six to be offered on the Masterworks platform.

As of May 2022, multi-figure cubist compositions that incorporate both painted and drawn elements account for seven of the artist’s top ten auction records, led by “Force Field” (2010), which sold for 53 million Hong Kong Dollars (or almost $7 million) on July 10, 2020 at Christie’s in Hong Kong. “Linear Connection” (2010), the artist’s third highest auction record, sold for approximately $5 million on November 9, 2021 at Christie’s, New York and “Washington Square Park” (2010), sold for $4.8 million on November 15, 2018 at Christie’s, New York.

Between November 2012 and May 2021, auction sales of paintings similar to “xTxrxaxnxsxpxaxrxexnxtx xFxixgxuxrxexsx,” defined as works on canvas executed from 2009 to 2018 that measure 60 inches by 60 inches to 150 inches by 150 inches and feature multi-figure compositions with three or more distinct figures executed in a cubist and/or abstracted style, have increased at an estimated annualized appreciation rate of 18.0%.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

Investing involves risk and past price performance is not indicative of future results. Diversification and asset allocation do not ensure profit or guarantee against loss. There are significant differences between art and other asset classes. Investing involves risk, including loss of principal. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures available at masterworks dot io slash cd.